SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                     ______________________

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No.  3)*

                   4 Kids Entertainment, Inc.
                        (Name of Issuer)

                  Common Stock, $.01 Par Value
                 (Title of Class of Securities)

                            350865101
                         (CUSIP Number)


                        Arthur Goetchius
       300 Park Avenue, 21st Fl, New York, New York 10022
         (Name, address and telephone number of person
        authorized to receive notices and communications)

                       November 6th, 1996
    (Date of event which requires filing of this statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

            Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

            NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               PAGE 1 OF 16 PAGES

                                       13D
CUSIP No.  350865101
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON           EGS Associates, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                           -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                           45,750
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                           -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                           45,750
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                           45,750
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                1.55%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                           PN
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 2 OF 16 PAGES

      13D
CUSIP No.  350865101
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON                        EGS Partners, L.L.C.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                                    OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                           -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                           52,712
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                           -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                           52,712
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                           52,712
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                1.79%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                           IA
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 3 OF 16 PAGES

      13D
CUSIP No.  350865101
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON                        Bev Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                                    WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                           -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                           29,500
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                           -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                           29,500
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                           29,500
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                           1.00%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                           PN
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 4 OF 16 PAGES

      13D
CUSIP No.  350865101
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON           Jonas Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                                    WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                           -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                           10,112
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                           -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                           10,112
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                           10,112
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                .34%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                           PN
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 5 OF 16 PAGES

                                       13D
CUSIP No.  350865101
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON           William Ehrman
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF, OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                           -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                           138,074
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                           -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                           138,074
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                           138,074
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                4.69%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                           IN
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 6 OF 16 PAGES

                                       13D
CUSIP No.  350865101
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON           Frederic Greenberg
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                                    AF, OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                           -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                           138,074
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                           -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                           138,074
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                           138,074
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                4.69%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                           IN
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 7 OF 16 PAGES

      13D
CUSIP No.  350865101
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON           Frederick Ketcher
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                                    AF, OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                           -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                           138,074
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                           -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                           138,074
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                           138,074
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                4.69%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                           IN
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 8 OF 16 PAGES

      13D
CUSIP No.  350865101
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON           Jonas Gerstl
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                                    AF, OO, PF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 140,724
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 143,974
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 143,974
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                      4.89%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 9 OF 16 PAGES

                                       13D
CUSIP No.  350865101
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON           James McLaren
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                                    AF, OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 138,074
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 138,074
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 138,074
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                      4.69%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 10 OF 16 PAGES

      The initial Schedule 13D (the "Schedule 13D"), of (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), (ii) EGS Partners, L.L.C., a Delaware limited liability company and a registered investment adviser ("EGS Partners") (formerly EGS Partners, L.P.), (iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"), (iv) Jonas Partners, L.P., a Delaware limited partnership ("Jonas Partners"), (v) William Ehrman,
(vi) Frederic Greenberg, (vii) Frederick Ketcher and (viii) Jonas Gerstl, relating to the common stock, par value $.01 per share (the "Common Stock"), issued by 4 Kids Entertainment Inc. (the "Company"), is hereby amended and restated by this Amendment No. 3 as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 as reported in Amendment No. 1 to the Schedule 13D is hereby corrected as follows:

      The net investment cost of the shares of Common Stock owned directly by Mr. Gerstl and by members of his immediate family is approximately $36,150 (excluding commission).

Item 3 is hereby amended and restated in its entirety as follows:

      The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by EGS Associates, EGS Partners, BEV Partners and Jonas Partners is approximately $369,918, $324,698, $232,535, and 79,196, respectively.
      The net investment cost of the shares of Common Stock owned directly by Mr. Gerstl and by members of his immediate family is approximately $9,356 (excluding commission).
      The shares of Common Stock purchased by each of EGS Associates, EGS Overseas, BEV Partners and Jonas Partners were purchased with the investment capital of the respective entities and with investment capital of each discretionary account under management of EGS Partners. The shares of Common Stock purchased by Mr. Gerstl were purchased with personal funds or trust funds.
      The shares of Common Stock beneficially owned by EGS Associates, EGS Partners (excluding EGS Overseas), BEV Partners, and Jonas Partners are held in their respective commingled margin accounts, or in the case of EGS Partners, in margin and non-margin accounts held by each discretionary account under its management, and from time to time may have debit balances. Non-margin accounts are maintained at Bankers Trust Company. The shares of Common Stock owned by Mr. Gerstl, and by members of his immediate family, are held in cash and margin accounts maintained at Morgan Stanley and Co., Inc. Since other securities are held in such cash and margin accounts, it is impracticable to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased or sold. Currently, the interest rate charged on such various margin accounts is approximately 5.5% per annum.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 3 as reported in Amendment No. 1 to the Schedule 13D is hereby corrected as follows:
      (a) (v) Mr. Gerstl owns directly, and beneficially through ownership by members of his immediate family, 8,900 shares of Common Stock, constituting less than 1% of the shares outstanding.
            (ix) In the aggregate, the Reporting Persons beneficially own a total of 154,224 shares of Common Stock, constituting approximately 5.24% of the shares outstanding.
      (b) (ii) Mr. Gerstl has the shared power, with members of his immediate family, to vote on 5,650 shares and has the shared power, with members of his immediate family, to dispose of 8,900 shares.

                              PAGE 11 OF 16 PAGES

Item 5 is hereby amended and restated in its entirety as follows:

      (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based upon 2,944,831 shares outstanding, which is the total number of shares of Common Stock outstanding as of August 12, 1996, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") for the period ended June 30, 1996 (which is the most recent Form 10-Q on file.)

      As of the close of business on November 11, 1996:

      (i) EGS Associates owns beneficially 45,750 shares of Common Stock, constituting 1.55% of the shares outstanding.

      (ii) EGS Partners owns directly no shares of Common Stock. By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended (the "Act"), EGS Partners may be deemed to own beneficially 52,712 shares (constituting 1.79% of the shares outstanding), purchased for discretionary accounts managed by it, other than EGS Overseas.

      (iii) BEV Partners owns beneficially 29,500 shares of Common Stock, constituting approximately 1.00% of the shares outstanding.

      (iv) Jonas Partners owns beneficially 10,112 shares of Common Stock, constituting less than 1% of the shares outstanding.

      (v) Mr. Gerstl owns directly, and beneficially through ownership by members of his immediate family, 5,900 shares of Common Stock, constituting less than 1% of the shares outstanding.

      (vi) Messrs. Ehrman, Greenberg, Ketcher and McLaren own directly no shares of Common Stock.
      By reason of the provisions of Rule 13D-3 of the Act, each of the General Partners may be deemed to own the 45,750 shares beneficially owned by EGS Associates, the 52,712 shares beneficially owned by EGS Partners, the 29,500 shares beneficially owned by BEV Partners and the 10,112 shares beneficially owned by Jonas Partners. When the shares beneficially owned by EGS Associates, EGS Partners, BEV Partners and Jonas Partners are aggregated, they total 138,074 shares of Common Stock, constituting approximately 4.69% of the shares outstanding.
      (ix) In the aggregate, the Reporting Persons beneficially own a total of 143,974 shares of Common Stock, constituting approximately 4.89% of the shares outstanding.
      (b) (i) Each of EGS Associates, EGS Partners, BEV Partners and Jonas Partners has the power to vote and to dispose of the shares of Common Stock beneficially owned by it, which power may be exercised by the General Partners. Each of the discretionary accounts is a party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.
          (ii) Mr. Gerstl has the shared power, with members of his immediate family, to vote on 2,650 shares and has the shared power, with members of his immediate family, to dispose of 5,900 shares.
      (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to August 12th, 1996 until November 11th, 1996 by EGS Partners (excluding EGS Overseas), and Mr. Gerstl are set forth in Schedules A and B, respectively, and were all effected in the over the counter market. During such period, none of Messrs. Ehrman, Ketcher, Greenberg, and McLaren has entered into any transactions in the Common Stock.


                              PAGE 12 OF 16 PAGES

      (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.
      (e) The Reporting Persons ceased to be the beneficial owners of 5% or more of the Common Stock of the Company on August 12, 1996.


                              PAGE 13 OF 16 PAGES

                                    SIGNATURES


      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  November 14, 1996                /s/ Ellen Martino
                                         Ellen Martino, as Attorney-In-Fact
                                         for William Ehrman, individually, as
                                         member of EGS PARTNERS, L.L.C., and
                                         as general partner of each of EGS
                                         ASSOCIATES, L.P., BEV PARTNERS, L.P.
                                         and JONAS PARTNERS, L.P.


                                         /s/ Frederic Greenberg
                                         Frederic Greenberg, individually, as
                                         member of EGS PARTNERS, L.L.C., and
                                         as general partner of each of EGS
                                         ASSOCIATES, L.P., BEV PARTNERS, L.P.
                                         and JONAS PARTNERS, L.P.

                                         /s/ Frederick Ketcher
                                         Frederick Ketcher, individually, as
                                         member of EGS PARTNERS, L.L.C. and
                                         as general partner of each of EGS
                                         ASSOCIATES, L.P., BEV PARTNERS, L.P.
                                         and JONAS PARTNERS, L.P.

                                         /s/ Jonas Gerstl
                                         Jonas Gerstl, individually, as
                                         member of EGS PARTNERS, L.L.C., and
                                         as general partner of each of EGS
                                         ASSOCIATES, L.P., BEV PARTNERS, L.P.
                                         and JONAS PARTNERS, L.P.

                                         /s/ Ellen Martino
                                         Ellen Martino, as Attorney-In-Fact
                                         for James McLaren, individually, as
                                         member of EGS PARTNERS, L.L.C., and
                                         as general partner of each of EGS
                                         ASSOCIATES, L.P., BEV PARTNERS, L.P.
                                         and JONAS PARTNERS, L.P.



                               PAGE 14 OF 16 PAGES

                                   Schedule A

                               EGS Partners, L.P.
                      (excluding EGS Overseas Fund Limited)


                        Transactions in the Common Stock

                                                     Price Per Share
     Date of                    Number of              (including
   Transaction          Shares Purchased/(Sold)    Commissions, if any)


7/5/96                              (11,212)                 1.87
7/8/96                                9,212                  1.96
8/9/96                              ( 2,600)                 1.75
8/12/96                             ( 2,650)                 1.70




                               PAGE 15 OF 16 PAGES

                                   Schedule B

                                  Jonas Gerstl

                        Transactions in the Common Stock

                                                     Price Per Share
     Date of                   Number of                (including
   Transaction          Shares Purchased/(Sold)    Commissions, if any)


11/1/96                       (1,000)*                       1.75
11/6/96                       (2,000)*                       1.75


            Transactions in the Common Stock which should have been
                 included in Amendment No. 1 to the Schedule 13D

3/29/96                          500 *                       3.00



_______________________________


      * Shares held in joint accounts for the benefit of Mr. Gerstl and his wife.




                              PAGE 16 OF 16 PAGES